Filed by Bancolombia S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-32535

2024 Grupo Bancolombia’s CorporateEvolution October2024

2024 Executive Summary Grupo Bancolombia’s corporate evolution Grupo Bancolombia has decided to evolve its corporate structure by creating Grupo Cibest (“Holding Company”), a new Holding Company that will serve as the parent for all of Grupo Bancolombia’s lines of business The main goal is to provide more flexibility for corporate development, strengthen the allocation of capital and align Grupo Bancolombia’s structure with that of other large publicly traded banking entities in Latin AmericaRegulatory capital will benefit from the transaction as the goodwill will be deconsolidated from the regulated banking entityinColombia Significant reduction of exposure to FX volatility of regulatory capital Flexibility to implement share repurchase programs Such corporate evolution will not entail changes to the operations, debt structure, divestment of assets nor the withdrawal fromany of Grupo Bancolombia’s current lines of business, implying no change for Grupo Bancolombia’sclients, personnel or suppliers Bancolombia’sshareholders will receive shares of the new Holding Company through a 1:1 conversion ratio, maintaining the underlying value,and their Bancolombiashares will be canceled The corporate evolution will require approval from shareholders and regulators 2

2024 Current structure under Grupo Bancolombia Bancolombia currently acts as a bank and a Holding Company… Notes: Subsidiaries shown represent the main operations. In the case of Banco Agricola, Banco Agromercantil and Bancolombia Panama, ownership corresponds to the bank and does not consider additional entities within El Salvador, Guatemala or Panama (not considering Banistmo for the latter). 80.5% 100.0% Current location of publicly traded debt and equity 100.0% 97.4% 99.7% 100.0% 98.8% Shareholders 100.0% Fiduciaria Valores Banca de Inversion 100.0% 100.0% Current location of publicly traded debt Assets to be transferred Financial Business in Central America Financial Business in Colombia Non-financial businesses Ownership xx% Financial Business offshore 3

Grupo Cibest

2024

…. and will evolve into an individual banking entity operating under a newly created Holding Company

1 Incorporation of Holding Company


Legal advisors
Incorporated Grupo Cibest
Grupo Cibest

2 Transfer of certain Bancolombia Panama & Banca de Inversion assets[1]


Shareholders
Grupo Cibest
Marginal Stake
Bancolombia Panamá
Bancolombia
Banca de Inversion
Assets²
Beneficiary Bancolombia Panama
Transfer
Assets³

3 Bancolombia transfers certain assets to Grupo Cibest


Shareholders
Shares
Grupo Cibest
Assets⁴
100.0%
Bancolombia
Other Entities⁵

4 Resulting structure


Shareholders
Grupo Cibest
100.0%
100.0%
Assets⁴
Bancolombia
Other Entities⁵

Notes: [1] Transfer of certain Bancolombia Panama assets to Beneficiary Bancolombia Panama with a subsequent merger of Subsidiary Bancolombia Panama and Bancolombia and, finally, a Transfer of certain Banca de Inversion assets to Bancolombia; [2] Transferred assets include Banco Agricola, Banco Agromercantil, and other assets; [3] Transferred assets include Nequi, Renting, Wenia, Wompi and Negocios Digitales; [4] Transferred assets include Banistmo, Banco Agricola, Banco Agromercantil, Nequi, Negocios Digitales, Renting, Wompi, and Wenia; [5] Other entities include Bancolombia Puerto Rico, Bancolombia Panama, Fiduciaria Bancolombia, Valores Bancolombia, Banca de Inversion and Fondos de Inversion Colectivo (FIC)

4

Grupo Cibest
2024

.... and will evolve into an individual banking entity operating under a newly created Holding Company (cont'd)

- Financial Business in Colombia
- Financial Business offshore
- Financial Business in Central America
- Non-financial businesses
- Assets to be transferred
- Consolidated Colombian Operation
- xx% Ownership

Current structure under Grupo Bancolombia


Shareholders
Grupo Bancolombia
Current location of publicly traded existing debt and equity
100.0%
Banistmo
Current location of publicly traded existing debt
100.0%
Bancolombia
Panamá
Bancoagrícola
97.4%
Bam
99.7%
100.0%
98.8%
Fiduciaria
100.0%
Valores
100.0%
Banca de Inversion
100.0%
Wompi
Renting
Wenia
Nequi
80.5%
Fondo Inmobiliario Colombia

Ending structure under Grupo Cibest


Shareholders
Grupo Cibest
To be incorporated in Colombia and to become the listed entity on the BVC and NYSE (including the common and preferred shares on the BVC and the preferred shares through American Depositary Receipts ("ADRs") on the NYSE)
Final location of publicly traded existing debt
Final location of publicly traded existing debt
100.0%
97.4%
99.7%
100.0%
Bancolombia
Banistmo
Bancoagrícola
Bam
Wompi
Renting
Wenia
Nequi
Colombian regulated banking entity
100.0%
100.0%
80.5%
Bancolombia
Panamá
Cibest Capital
98.8%
100.0%
100.0%
Fiduciaria
Valores
Banca de Inversion
Fondo Inmobiliario Colombia

Notes: Subsidiaries shown represent the main operations. In the case of Banco Agrícola, Banco Agromercantil and Bancolombia Panamá, ownership corresponds to the bank and does not consider additional entities within El Salvador, Guatemala or Panama (not considering Banistmo for the latter)

5

2024 The proposed evolution will catalyze tangible benefits in the near and long term… Notes: 1 The Sarbanes-Oxley (SOX) Act requires compliance with strict financial reporting, information security and auditing requirements in the United States Allows for a more efficient capital allocation strategy, optimizing CET1 Enhances Bancolombia’s story and simplifies messaging to stakeholders through a clearer corporate structure Provides strategic flexibility for corporate development purposes in Bancolombia and all its different subsidiaries Enables flexibility and agility for our organic business growth in a rapidly evolving banking landscape Aligns structure with large publicly traded banking entities in Latin America 6 Preserves strong corporate governance and a SOX1 compliant internal control system

Grupo Cibest
2024

...such as a more efficient capital allocation for our banking operations in Colombia...

A

Grupo Bancolombia's Gross Solvency (before deductions)

Grupo Bancolombia as of 2Q24


24%
43%
13%
3%
4%
5%
8%
Bancolombia RWA
Banistmo RWA
Banco Agricola RWA
BAM RWA
Bancolombia Panama RWA
Other
Goodwill

Total: COP$40.8Bn

Separation of goodwill from the regulated banking entity

Under current regulations, goodwill is deducted from Tier 1 and Total Solvency ratios calculations in Colombia

B

USD COP FX Change: ↑ 500 COP


(47)
(5)
~90% reduction in FX derived volatility in solvency

Current Grupo Bancolombia Tier 1 effect, *bps*

Bancolombia Consolidated Colombian operations[1] post-transaction Tier 1 effect, *bps*

Furthermore, as exposure to FX volatility significantly reduces, it will provide stability to the bank's solvency ratios

Notes: [1] Consists of Bancolombia operations in Colombia, off-shore operations in Puerto Rico & Panama as well as the consolidation of Fiduciaria, Valores and Banca de Inversion Bancolombia

7

2024 …while preserving its financial strength and securing an optimal solvency Notes: 1Consists of Bancolombia operations in Colombia, off-shore operations in Puerto Rico & Panama as well as the consolidation of Fiduciaria, Valores and Banca de Inversion Bancolombia; 2 Pro-forma The financial strength of Bancolombia’s operations will remain unchanged and exposure to FX volatility will decrease 105ps 6.0% 11.5% 498bps 487bps 542bps 445bps 445bps 110bps 133bps 190bps 81bps Consolidated Colombian Operations1 433bps Consolidated Colombian Operations1 102bps Total solvency ratio (%) Tier 1 ratio (%) 2 212.54% 12.83% 13.40% 12.31% 12.60% 12.52% 2.99% (6.30%) 3.23% 2Q23 3Q23 4Q23 1Q24 2Q24 Goodwill Capital deconsolidation RWA 2Q24 PF Historical Grupo Bancolombia Figures Solvency Regulatory Requirement 10.45% 10.87% 11.42% 10.45% 10.98% 10.33% 2.98% (6.30%) 2.66% 2Q23 3Q23 4Q23 1Q24 2Q24 Goodwill Capital deconsolidation RWA 2Q24 PF Historical Grupo Bancolombia Figures Tier 1 Regulatory Requirement 8

Grupo Cibest
2024

The Holding Company will have healthy leverage coupled with ample access to liquidity sources…

Holding Company – Main financial metrics

Metric		Formula		24E PF[2]
Double Leverage[1,3]	=	Investments in subsidiaries + Goodwill & Intangibles / Total Equity	=	~ 103%
TCE / TA Ratio[4]	=	Tangible Common Equity / Tangible Assets	=	~ 9%
Debt / Net Income Ratio[3]	=	Total Debt / Net Income	=	~ 0.6x
Dividend Coverage[3]	=	Total Debt / Dividends received from operating subsidiaries	=	~ 0.4x

Notes: Ratios calculated in local currency; [1] Subject to rating agency methodology (e.g.Moody's and Fitch consider goodwill, while S&P does not); [2] Expected pro-forma; [3] Calculated considering individual financial statements; [4] Calculated considering consolidated financial statements

9

2024 Proposed US$300mm share repurchase program directed to all of Grupo Cibest’s shareholders Such share repurchase program will be proposed and will be dependent on market conditions, as well as approval by shareholders of both the proposed transaction and the share repurchase program …enabling its capacity to execute share repurchase programs EPS accretive Reinforces our confidence in Grupo Cibest’s shares Distribution to the shareholders of all types of shares 10

2024 Expected key process milestones Regulatory processes1 Final regulatory authorizations Notes: 1 Includes regulatory processes in Colombia, Panama, El Salvador, Guatemala, Puerto Rico and the United States 1Q25 4Q24 3Q24 2Q25 Corporate authorizations(inc. shareholder approval) Corporate evolution execution Corporate authorizations(inc. shareholder approval) for buyback program11

2024 Appendix Transaction structure: step-by-step

2024 Incorporation of Holding Company Transaction structure: step-by-step Transfer of certainBancolombiaPanama assets 1 2A Legal advisors, through a services agreement with Bancolombia, incorporated Holding Company Marginal initial capital: acquisition of a specific amount of Bancolombia’s shares Bancolombia establishes a company in Colombia that will act as a Beneficiary Bancolombia Panama The Beneficiary Bancolombia Panama is domiciled in Colombia Bancolombia Panama transfers assets to the Beneficiary Bancolombia Panama including Banco Agricola, Banco Agromercantil and other assets Incorporated Grupo Cibest Legal advisors Shareholders Beneficiary Bancolombia Panama Assets Bancolombia Panama Transfer Marginal Stake 13

Grupo Cibest 2024

Transaction structure: step-by-step (cont'd)

2B Beneficiary Bancolombia Panama merger


Shareholders
Grupo Cibest
Marginal Stake
Bancolombia
Merger
Beneficiary Bancolombia Panama
Bancolombia Panama
Banca de Inversion

- Merger of Beneficiary Bancolombia Panama into Bancolombia, with Bancolombia as the surviving entity

2C Transfer of certain Banca de Inversion assets


Shareholders
Grupo Cibest
Marginal Stake
Bancolombia
Transfer
Bancolombia Panama
Banca de Inversion
Assets

- Banca de Inversion ("BIB") to transfer to Bancolombia a selected portfolio of assets including Renting, Negocios Digitales, Nequi, and other assets

14

Grupo Cibest
2024

Transaction structure: step-by-step (cont'd)

3 Bancolombia transfers


Shares
Shareholders
Grupo Cibest
Assets[1]
Contribution in kind
Holding + 4 Subs: 100% of Bancolombia's shares
4 Subs
5.01%
Bancolombia
Bancolombia Panama
Banca de Inversion
Other Entities[2]

4 Result


Shareholders
Grupo Cibest
100.0%
100%
94.99%
4 Subs
5.01%
Bancolombia
Assets[1]
Bancolombia Panama
Banca de Inversion
Other Entities[2]

- Bancolombia transfers certain subsidiaries to the Holding Company
- Bancolombia's shareholders (except Holding Company) will receive shares of Holding Company in exchange for their Bancolombia shares on a 1:1 ratio, and their shares in Bancolombia are canceled
- Holding Company makes a contribution in kind of Bancolombia shares to 4 subsidiaries ("Subs", to be 100% owned by Grupo Cibest) to meet local corporate law requirements, owning 5.01% of Bancolombia

- Bancolombia shares and ADRs are delisted on the BVC and NYSE (there is no need for an OPA)
- Holding Company shares (ordinary and preferred) are listed on BVC and the preferred shares are listed on the NYSE through ADRs
- Holding Company registers as Colombian Holding Company

Notes: [1] Transferred assets include Banistmo, Banco Agricola, Banco Agromercantil, Nequi, Digital Businesses, Renting, and other assets; [2] Other entities include Bancolombia Puerto Rico, Fiduciaria Bancolombia, Valores Bancolombia and Fondos de Inversion Colectivo (FIC)

15

Grupo Cibest 2024

Important Information

In connection with Bancolombia's proposed corporate evolution, Bancolombia will file important documents with the United States Securities and Exchange Commission (the "SEC"), including a Registration Statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Bancolombia on the Investor Relations section of its website at www.grupobancolombia.com/investor-relations.

Forward-Looking Statements

This presentation contains statements that may constitute forward-looking statements. These forward-looking statements are not based on historical facts, but instead represent only Bancolombia's belief regarding future events, many of which, by their nature, are inherently uncertain and outside Bancolombia's control. These forward-looking statements include statements concerning projected regulatory and other ratios and financial information. In addition, words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project" and similar words and expressions are intended to identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and include, but are not limited to: (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, Panama, El Salvador, Guatemala or the other countries where Bancolombia operates; taking into account (a) economic challenges persisting due to high levels of inflation globally driven in part by supply chain disruptions and geopolitical tensions such as the continuing armed conflict in Ukraine and conflict in the Middle East, which pose potential impacts such as higher prices for energy, raw materials and agricultural items, among others; and (b) an ambitious legal reform agenda that the government of Colombia is implementing; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in Bancolombia's financing and other costs, or Bancolombia's inability to obtain additional debt or equity financing on attractive terms; (iv) prolonged inflation, changes in foreign exchange rates, interest rates and unemployment rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in delinquencies by Bancolombia's borrowers; (viii) lack of acceptance of new products or services by Bancolombia's targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which Bancolombia operates; (x) failure to realize the anticipated benefits of the Reorganization and adverse regulatory developments; (xi) adverse determination of legal or regulatory disputes or proceedings and the consequences thereof; (xii) changes in official policies, regulations and the Colombian government's banking policy as well as changes in laws, regulations or policies in other jurisdictions in which Bancolombia does business; (xiii) factors specific to Bancolombia, including changes to the estimates and assumptions underlying Bancolombia's financial statements, Bancolombia's success in identifying and managing risks (such as the incidence of loan delinquencies), Bancolombia's inability to achieve Bancolombia's financial and capital targets, which may result in failure to achieve any of the expected benefits of Bancolombia's strategies, a reduction in Bancolombia's credit ratings, which would decrease Bancolombia's funding availability, failure to achieve regulatory stress testing and changes to the reliability and security of Bancolombia's data management, data privacy, information and technology infrastructure, including cyber-attack threats which may impact Bancolombia's ability to serve clients; (xiv) failure to attract, hire or retain key talent; and (xv) other factors that will be identified or discussed under "Risk Factors" in the Registration Statement on Form F-4.

Forward-looking statements speak only as of the date they were made, and Bancolombia undertakes no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events or other factors.

No Offer or Solicitation

This presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.